Exhibit 99.2

PORTAGE BIOTECH INC.

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of November 23, 2021

Index

Forward-Looking Statements	3
Nature of Operations and Overview	4
Summary of Results	8
Number of Ordinary Shares and Options	8
Business Environment - Risk Factors	8
Our Programs and Technology - Recent Developments	9
Results of Operations	12
Liquidity and Capital Resources	16
Key Contractual Obligations	18
Off-balance Sheet Arrangements	18
Transactions with Related Parties	18
Financial and Derivative Instruments	19
Use of Estimates and Judgments	21
New Accounting Standards, Interpretations and Amendments	21
Internal Controls over Financial Reporting	21
Public Securities Filings	22

2

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and six months ended September 30, 2021, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2020 and for the three months ended June 30, 2021, together with the related Management’s Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2021, and Annual Report on Form 20-F for the same period.

Forward-Looking Statements

This document includes "forward looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates; and

•	our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2021.

Our business focus is that of a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. We do not anticipate directly engaging in the post pharmaceutical development endeavors of manufacturing, marketing and distribution of our development products.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms “Portage Biotech Inc.,” “the Company,” “Portage,” “we,” “us,” or “our” are used interchangeably in this document and refer to Portage Biotech Inc. and its subsidiaries.

3

Nature of Operations and Overview

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance. It currently manages 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost-effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development. Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection with disciplined ongoing evaluation; and

•	Focus on translational medicine and therapeutic candidates with in vivo single agent activity.

We believe that our corporate structure results in enhanced operational efficiency and maintains an optimal cost structure by centralizing strategic/tactical support, shared services, including all research and development operations, capital allocation/ contribution, human resources, administrative services, and business development, as well as other services to each of our immuno-oncology platforms and assets currently in various development stages.  Our execution is achieved, in part, through our internal core team and utilizing our large network of experts, contract labs, and academic partners.

Our Science Strategy

Our goal is to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy are to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development, and internally designed programs;

•	Continue to advance and evolve our pipeline with a goal of advancing one therapeutic candidate into the clinic and one program into IND-enabling studies each year; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

4

Our Pipeline

We have built a pipeline of targeted oncology and immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality, and stage of development. On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential. As a result, our pipeline will continue to be dynamic.

The chart below sets forth only as of November 1, 2021, the current state of our immuno-oncology therapeutic candidates and programs.  The chart contains forward looking information and projections based on management's current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding the Company, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

Our Business Model

We employ a shared service business model to execute our strategy of building a diversified oncology company in a capital efficient manner and to provide us with the flexibility to either advance therapeutic candidates ourselves or through transactions with third parties. Our flat organization consists of a holding company, Portage Biotech Inc. and an operating company, Portage Development Services ("PDS"), which provide human resources, and other services to each operating entity via a shared services agreement. We believe that by centralizing these shared services, including all research and development operations, administrative services, and business development, and allocating employees and resources to each operating entity, we can enhance operational efficiency and maintain an optimal cost structure.

5

Our business model also enables us to access both internal and external expertise to build and develop our pipeline. We incubate internal programs in our hub, leveraging PDS's internal resources and network of service providers as needed to support our discovery, lead optimization, and IND-enabling efforts. When we decide to license from or collaborate with external parties, we establish distinct operating entities, to hold and advance those programs. This structure enables us to keep licensors economically incentivized at the program level through our ability to offer equity and access to potential cash milestones and royalty payments.

In the figure below, each operating entity reflects its respective technology platform, therapeutic candidates as well as approximate economic ownership, as of September 30, 2021, as a percentage of shares outstanding (excluding stock options) is listed below each circle.

Our Organization

portage
Portage Development Services "PDS"
NLG co-formulation Platform
70%
Yale University School of Medicine
iNKT cells Platform PORT -2 & PORT -3
78% (1)
LUDWIG INSTITUTE FOR CANCER RESEARCH
UNIVERSITY OF OXFORD
STING Agonist Platform
44%
institutCurie
Intratumoral amphiphilic platform PORT-1
8%
NIH NATIONAL CANCER INSTITUTE
Massachusetts Institute of Technology
Other Early-Stage R&D (2)

Notes:

(1) Reflects loan and fee settlement among and between the Company, Oxford University and other shareholders completed in September 2021. Prior to this agreement, the Company's ownership was 60.49%.

(2) Reflects evaluation/testing of new antibody targets focused on the suppressive tumor micro-environment, down-regulation or removal of MDSC/TAMs/Tregs/other signals impeding the immune response from clearing cancer cells. Also includes artificial intelligence/machine learning collaborations in order to screen for agents with specific attributes in this area.

1

portage

The structure of our financing arrangements with each subsidiary enables us to increase our economic ownership when we provide additional capital.

PDS is our wholly-owned operating subsidiary that contracts all of our team members and incubates discovery programs until we establish an operating subsidiary in which to further advance them. We centralize shared services, including all research and development operations, administrative services, and business development at PDS Management, and allocate employees and resources to each spoke based on the needs and development stage of each therapeutic candidate.

6

Our business model is designed to (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•	Enhance operational efficiency: We centralize all employees and services at our hub and allocate resources to spokes as needed. We empower managers to access these resources and make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have built a network of trusted external service providers, choosing to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Each of our subsidiaries has its own capitalization and governance, enabling us to keep licensors economically incentivized at the program level. We believe that the experienced leadership team and shared services at our hub differentiate us from other potential licensees.

•	Promote asset flexibility: Each operating subsidiary is a separate legal entity that holds the relevant intellectual property of its therapeutic candidates or programs and has none of its own employees, fixed assets, or overhead costs. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships, co-development arrangements, or spin-outs. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

The Company is a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services, is located at 61 Wilton Road, Westport, CT 06880.

The Company is a foreign private issuer under SEC rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Stock Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is now NASDAQ, the Company voluntarily delisted from the CSE at the market close on April 23, 2021.

7

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2021, and the preceding eight quarters (all amounts in 000’US$ except net loss per share, which are actual amounts). All share and per share amounts reflect the 1:100 reverse stock split effected June 5, 2020.

	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
Quarter ended	2021	2021	2021	2020	2020	2020	2020	2019	2019
								(Revised)
Net (loss) - attributable to the owners of the Company	(2,975)	(3,066)	(11,498)	(1,184)	(2,455)	(696)	(1,302)	(1,316)	(1,273)
Working capital (1) to (5)	27,301	28,106	1,738	2,875	25	6,293	1,226	1,977	2,500
Shareholders’ equity	127,140	127,711	101,449	104,945	102,233	102,646	96,531	98,574	98,248
Net (loss) per share - Basic	(0.22)	(0.25)	(1.35)	(0.10)	(0.21)	(0.06)	(0.12)	(0.12)	(0.12)
Net (loss) per share - Diluted	(0.22)	(0.25)	(1.35)	(0.10)	(0.21)	(0.06)	(0.12)	(0.12)	(0.12)

(1)	September 30, 2021 working capital is net of warrant liability of $535 settleable on a non-cash basis.

(2)	June 30, 2021 working capital is net of warrant liability of $751 settleable on a non-cash basis.

(3)	March 31, 2021 working capital is net of warrant liability of $1,120 settleable on a non-cash basis.

(4)	December 31, 2020 working capital is net of warrant liability of $771 settleable on a non-cash basis.

(5)	September 30, 2020 working capital is net of accrued equity issuable of $3,972 and warrant liability of $271 settled or settleable on a non-cash basis.

Number of Ordinary Shares and Warrants

These are as follows:

As of,	September 30, 2021	November 23, 2021
Shares issued and outstanding (a) (b)	13,339,767	13,343,620
Warrants (c)	36,147	33,888

(a)	This amount excludes an aggregate 243,000 restricted stock units granted to a director and a consultant on January 13, 2021, which vested immediately on the date of grant.

(b)	September 30,2021 amont excluded 1,594 shares earned for services rendered from July2021 to September 30,2021, accrued at September 30,2021 for financial statement purposes and issued in October 2021. November 23, 2021 amount excludes 501 shares earned for services rendered in October 2021 and accrued at October 31, 2021 but not yet issued.

(c)	Warrants are exercisable into equal number of ordinary shares at an average exercise prise of $6.64 and have a remaining contractual life of approximately 1.00 years as of September 30, 2021.

Business Environment - Risk Factors

Please refer to the Annual Report on Form 20-F for the year ended March 31, 2021 for detailed information as the economic and industry factors that are substantially unchanged as of the date hereof.

8

Our Programs and Technology - Recent Developments

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumour immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumour cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells. An operating subsidiary holds an exclusive license (with the right to sub-license) from the Ludwig Institute to use, research, develop and commercialize iNKT cell agonists, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute's intellectual property and know-how.

PORT 2 (IMM60)

PORT-2 is an iNKT cell activator/agonist formulated in a liposome with a 6-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (DC) maturation and the priming of Ag-specific T and B cells. We recently dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase 1/2 dose escalation and randomized expansion trial. The PORT-2 study has 6 arms and is expected to enroll up to 100 patients with melanoma or non-small cell lung carcinoma (NSCLC) in order to evaluate the safety and efficacy after receiving regulatory approval from the Medicines and Healthcare products Regulatory Agency in the United Kingdom and Research Ethics Board at Oxford University.

In animal models, PORT-2 enhanced the frequency of tumour specific immune responses (Jukes 2016). iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor (Schmieg 2005). They recognise amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce dendritic cell (DC) maturation and IL-12 production (Cerundolo 2009, Salio 2009, Speak 2008, Fujii 2013).

PORT 3 (IMM65)

PORT-3 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine and the first patient was dosed in an open-label, dose-escalation and expansion study of its iNKT agonist. The Phase 1 portion of the trial is expected to enroll 15 patients while the randomized Phase 2 portion is expected to enroll an additional 42 patients. This platform is designed to demonstrate proof of concept with NY-ESO-1 as our enrichment factor for patient accrual. The combination product has the ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Notably, Portage received additional grant support from the Horizon 2020 program to explore next generation targeted nanoparticles.

Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT inhibitor with a peptide vaccine in a particle has shown to be approximately 5 times more potent in killing cancer cells and generating an antigen specific CD8 T-cell response than giving the 2 agents individually (ref Dolen et al Oncoimmunology paper).

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices (GMP)-grade NY-ESO-1 peptides in patients with cancer.

9

There is substantial opportunity for potential expansion in the PD-1 market with PORT-2 and PORT-3. 70-80% of patients do not respond or have a limited response to existing therapies, such as PD-1 checkpoint inhibitors. The market is saturated with 14 approved PD-1 antibodies, and every major pharma company competing in this space. With iNKT agonists upregulating expression of PD-L1, patient populations who are typically not good candidates for PD-1 antibodies due to their lack of or low expression of PD-L1 may be able to utilize PORT 2 or PORT-3 to sensitize tumors to PD-1 agents. Extending the use of PD-1 antibodies represents a significant upside for one of these companies competing for market share, should they choose to partner with Portage.

Amphiphilic platform

DfuseRx SM, identifies combinations of anti cancer agents with amphiphilic diffuse enhancers that can passively enter into cancer cells.  These novel formulations with unique IP can be directly injected into any solid tumours, and the payloads will diffuse across the membrane and disperse throughout the tumor, while sparing healthy cells. Once inside the cells, the technology is diluted away and the payloads are stuck inside the cell. The payloads are able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.

PORT 1 (INT230-6)

PORT-1 is a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer being developed by our affiliate, Intensity Therapeutics, Inc.  In animal models, the drug is able to cure the majority of the animals, by a combination of direct killing of the cancer, and also a CD4 and CD8 T-cell response (Bloom et al).  Newly released interim safety and survival data from the Phase 1/2 IT-01 study presented at ASCO 2021 demonstrated that both INT230-6 (PORT-1) monotherapy and combination therapy with immune checkpoint drugs are well-tolerated. The proven mechanism of action includes direct tumor-killing effects, as well as responses generated in non-injected tumors (abscopal responses) resulting from antigen presentation and immune activation. PORT-1 is the first of Portage’s assets that entered the clinic and has demonstrated proof-of-concept in humans. The specific rapid local killing in the normal 3-dimensional environment inside the body we believe is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition (Bender et al, Bloom et al). The product has been dosed into 80 subjects in a Phase 1/2 trial. This has shown proof of concept that the vast majority of the drug stays in the tumor, and a dose equivalent to 3x the approved dose of the cytotoxic agent was very well tolerated without the typical chemo side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 has launched 9 phase 2 studies including 7 clinical collaborations with the two largest immuno-oncology drug manufacturers, BMS and Merck in combination with their respective checkpoints in high unmet need medical types (pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal, etc.).  Intensity has also launched a randomized Phase 2 study of INT230-6 vs no treatment in early stage breast cancer (the INVINCIBLE Trial) and has expanded its collaboration efforts with the INVINCIBLE study, conducted by the Ottawa Hospital and the Ontario Institute for Cancer Research. The company plans on presenting updates from the INVINCIBLE and IT-01 studies at upcoming industry meetings.  As a result of exciting preliminary data (ref ASCO 2020, SITC 2020), we have secured fast track regulatory status from the FDA for triple negative breast cancer.

PORT 4, Nanolipogel (NLG) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, we have licensed rights to create DNA aptamers for immune-oncology targets and the first one developed is a proprietary PD1 aptamer, which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The current level of funding is expected to support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers. We are looking to accelerate preclinical development of our PORT-4 platform, which may potentially increase the potency and improve the safety of numerous anti-cancer drugs through co-delivery of combination treatments to the tumor.

10

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) have shown proof of concept in animal models and are beginning to progress the lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  Our researchers have developed a way to administer the product systemically and does not require direct tumor injections.  PORT-5 STING platform provides distinct advantages over chemical intratumoral approaches by offering a potent immune priming and boosting pathway within a virus-like particle (VLP) to enable convenient systemic administration and traffic to the correct targets. This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  The Company is progressing this project towards clinical trials as well as developing next generation compounds.  Given that this is a simple way to boost the immune response to any target, we are also pursuing a project to boost immune response to COVID and other pathogens.

Other Early-Stage R&D

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor micro-environment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.  One new effort that we have initiated is collaborations with two leading artificial intelligence/machine learning companies in order to screen for agents with specific attributes in this area.  This may allow us a fast track an asset to the clinic with a re-purposed product.

11

Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the three months ended September 30, 2021, compared to the three months ended September 30, 2020.

Three months ended September 30,	2021	2020
	In 000’$	In 000’$
Operating expenses	$(3,330)	$(1,168)
Change in fair value of warrant liability	15	59
Share of (loss) income in associate accounted for using equity method	(58)	(49)
(Loss) on equity issued at a discount	–	(1,333)
Gain on sale of marketable equity securities	–	72
(Loss) on extinguishment of notes payable	–	(223)
Interest (expense)	(7)	(47)
Loss before provision for income taxes	(3,380)	(2,689)
Income tax benefit	503	–
Net (loss)	(2,877)	(2,689)
Unrealized (loss) on investment	–	(78)
Total comprehensive (loss) for period	$(2,877)	$(2,767)

Comprehensive (loss) income attributable to:
Owners of the Company	$(2,975)	$(2,533)
Non-controlling interest	98	(234)
Total comprehensive (loss) for period	$(2,877)	$(2,767)

Results of Operations for the Three Months Ended September 30, 2021, Compared to the Three Months Ended September 30, 2020

The Company generated a net loss and comprehensive loss of approximately $2.9 million in the three months ended September 30, 2021 (“Fiscal 2022 Quarter”), compared to a net loss of approximately $2.7 million and comprehensive loss of approximately $2.8 million in the three months ended September 30, 2020 (“Fiscal 2021 Quarter”), an increase in loss of $0.2 million and $0.1 million, respectively, year over year. Operating expenses, which include research and development and general and administrative expenses, were approximately $3.3 million in the Fiscal 2022 Quarter, compared to $1.2 million in the Fiscal 2021 Quarter, an increase of $2.2 million, which is discussed more fully below. Operating expenses included $2.1 million of non-cash share-based compensation expense in the Fiscal 2022 Quarter, compared to $0.2 million in the Fiscal 2021 Quarter.

The Company’s other items of income and expense were substantially non-cash in nature and increased net loss before provision for income taxes by approximately $0.1 million in the Fiscal 2022 Quarter, compared to approximately $1.5 million in the Fiscal 2021 Quarter. The primary reasons for the year over year difference in other items of income and expense was the loss on equity issued at a discount with respect to the settlement of the SalvaRx notes of $1.3 million and a $0.2 million loss on the extinguishment of the SalvaRx notes in the Fiscal 2021 Quarter, net of $0.1 million of other items of income and expense.

Additionally, the Company reflected a net income tax benefit of approximately $0.5 million in the Fiscal 2022 Quarter, attributable to recoverable research and development tax credits generated in the U.K. and offset by the change in the foreign currency exchange rate on deferred tax liability settleable in British pounds sterling.

12

Operating Expenses

The overall analysis of the operating expenses is as follows:

Three months ended September 30,	2021	2020
	In 000’$	In 000’$
Research and development	$1,330	$792
General and administrative expenses	2,000	376
Total operating expenses	$3,330	$1,168

 Research and Development Costs

These costs comprised the following:

Three months ended September 30,	2021	2020
	In 000’$	In 000’$
Consultants - scientists and researchers	$1,320	$511
Legal regarding Patents’ registration	73	13
Other outside services - lab testing, peptide handling, etc.	–	49
Research and development services and storage	(63)	219
Total research and development costs	$1,330	$792

Research & development ("R&D") costs increased by approximately $0.6 million, from approximately $0.8 million during the three months ended September 30, 2020, to approximately $1.4 million during the three months ended September 30, 2021. The increase was primarily attributable to non-cash share-based compensation expense (included in consultants - scientists and researchers) associated with grants made under the 2021 Equity Incentive Plan of $1.0 million, partially offset by a decrease in iOx related share-based compensation expense of $0.1 million and a decrease of $0.3 million in other R&D costs relating to services and storage. Additionally, the three months ended September 30, 2020 was impacted by a general slow down in expenditures resulting from the pandemic.

General and Administrative Expenses

Key components of general and administrative expenses are:

Three months ended September 30,	2021	2020
	In 000’$	In 000’$
Share-based compensation - Directors	$729	$–
Share-based compensation - Consultants	352	37
D&O insurance	413	7
Professional fees	327	166
Consulting fees	112	12
Office and general expenses	67	154
Total general and administrative expenses	$2,000	$376

General and administrative ("G&A") expenses increased by approximately $1.6 million, from approximately $0.4 million during the three months ended September 30, 2020, to approximately $2.0 million during the three months ended September 30, 2021. The principal reason for the increase in the Fiscal 2022 Quarter was the $1.0 million of non-cash share-based compensation expense associated with the Company’s 2021 Equity Incentive Plan, of which $0.8 million is associated with Directors’ compensation, and $0.3 million is associated with management compensation, partially offset by a decrease in iOx related share-based compensation expense of $0.02 million. No share-based compensation expense under the 2021 Equity Incentive Plan was incurred during the three months ended September 30, 2020. Additionally, the Company incurred an increase of $0.1 million in professional fees relating to initiatives associated with a corporate restructuring and public relations / business development. Finally, D&O insurance premiums increased $0.4 million in the current year period due to market rate increases in the cost of coverage.

13

Six Months Ended September 30, 2021 Compared to the Six Months Ended September 30, 2020

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the six months ended September 30, 2021, compared to the six months ended September 30, 2020.

Six months ended September 30,	2021	2020
	In 000’$	In 000’$
Operating expenses	$(6,923)	$(2,141)
Change in fair value of warrant liability	384	59
Share of (loss) income in associate accounted for using equity method	(102)	391
(Loss) on equity issued at a discount	–	(1,333)
Gain on sale of marketable equity securities	–	72
(Loss) on extinguishment of notes payable	–	(223)
Interest (expense)	(41)	(169)
Loss before provision for income taxes	(6,682)	(3,344)
Income tax benefit	582	–
Net (loss)	(6,100)	(3,344)
Unrealized (loss) on investment	–	–
Total comprehensive (loss) for period	$(6,100)	$(3,344)

Comprehensive (loss) income attributable to:
Owners of the Company	$(6,041)	$(3,151)
Non-controlling interest	(59)	(193)
Total comprehensive (loss) for period	$(6,100)	$(3,344)

Results of Operations for the Six Months Ended September 30, 2021, Compared to the Six Months Ended September 30, 2020

The Company generated a net loss and comprehensive loss of approximately $6.1 million in the six months ended September 30, 2021 (“Fiscal 2022 Six Months”), compared to a net loss and comprehensive loss of approximately $3.3 million in the six months ended September 30, 2020 (“Fiscal 2021 Six Months”), an increase in loss of $2.8 million, year over year. Operating expenses, which include research and development and general and administrative expenses, were $6.9 million in the Fiscal 2022 Six Months, compared to $2.1 million in the Fiscal 2021 Six Months, an increase of $4.8 million, which is discussed more fully below. Operating expenses included $4.3 million of non-cash share-based compensation expense in the Fiscal 2022 Six Months, compared to $0.5 million in the Fiscal 2021 Six Months.

The Company’s other items of income and expense were substantially non-cash in nature and were approximately $0.2 million net income in the Fiscal 2022 Six Months, compared to approximately $1.2 million net loss in the Fiscal 2021 Six Months, a change in other items of income and expense of approximately $1.4 million, year over year. The primary reasons for the year over year difference in other items of income and expense was the loss on equity issued at a discount with respect to the settlement of the SalvaRx notes of $1.3 million and a $0.2 million loss on the extinguishment of the SalvaRx notes in the Fiscal 2021 Six Months, which was partially offset by the income from an associate accounted for under the equity method in the Fiscal 2021 Six Months.

Additionally, the Company reflected a net income tax benefit of approximately $0.6 million in the Fiscal 2022 Six Months, attributable to recoverable research and development tax credits generated in the U.K., partially offset by the foreign currency exchange rate effect on deferred tax liability.

14

Operating Expenses

The overall analysis of the operating expenses is as follows:

Six months ended September 30,	2021	2020
	In 000’$	In 000’$
Research and development	$2,876	$1,244
General and administrative expenses	4,047	897
Total operating expenses	$6,923	$2,141

 Research and Development Costs

These costs comprised the following:

Six months ended September 30,	2021	2020
	In 000’$	In 000’$
Consultants - scientists and researchers	$2,649	$963
Legal regarding Patents’ registration	115	96
Other outside services - lab testing, peptide handling, etc.	6	463
Research and development services and storage	106	292
	2,876	1,814
Proceeds from a legal settlement with a vendor	–	(570)
Total research and development costs	$2,876	$1,244

Research & development ("R&D") costs increased by approximately $1.6 million, from approximately $1.3 million during the six months ended September 30, 2020, to approximately $2.9 million during the six months ended September 30, 2021. The increase was primarily attributable to non-cash share-based compensation expense (included in consultants - scientists and researchers) associated with grants made under the 2021 Equity Incentive Plan of $2.0 million, partially offset by a decrease in iOx related share-based compensation expense of $0.3 million, a decrease of $0.5 in other R&D costs relating to outside services and a decrease of $0.2 in other R&D costs relating to services and storage. Additionally, the six months ended September 30, 2020 was impacted by the receipt of a $0.6 million cash settlement for a legal dispute the Company had with a vendor while developing one of its products, which reduced R&D costs, as well as a general slow down in expenditures resulting from the pandemic.

General and Administrative Expenses

Key components of general and administrative expenses are:

Six months ended September 30,	2021	2020
	In 000’$	In 000’$
Share-based compensation - Directors	$1,458	$–
Share-based compensation - Consultants	710	84
D&O insurance	826	11
Professional fees	678	241
Consulting fees	260	326
Office and general expenses	115	235
Total general and administrative expenses	$4,047	$897

15

General and administrative ("G&A") expenses increased by approximately $3.1 million, from approximately $0.9 million during the six months ended September 30, 2020, to approximately $4.0 million during the six months ended September 30, 2021. The principal reason for the increase in the Fiscal 2022 Six Months was the $2.2 million of non-cash share-based compensation expense associated with the Company’s 2021 Equity Incentive Plan, of which $1.5 million is associated with Directors’ compensation, and $0.7 million is associated with management compensation, partially offset by a decrease in iOx related share-based compensation expense of $0.05 million. No share-based compensation expense under the 2021 Equity Incentive Plan was incurred during the six months ended September 30, 2020. Additionally, the Company incurred an increase of $0.4 million in professional fees relating to initiatives associated with a corporate restructuring and public relations / business development. Finally, D&O insurance premiums increased $0.8 million in the current year period due to market rate increases in the cost of coverage.

Liquidity and Capital Resources

Portage filed a shelf registration statement and prospectus with the Securities and Exchange Commission (“SEC”) under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The specific terms of any securities to be offered pursuant to the base prospectus are specified in the sales agreement prospectus. The Registration Statement currently includes:

•	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a sales agreement supplemental prospectus covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent; and
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald.

The sales agreement with Cantor Fitzgerald permits the Company to sell in an at the market offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed the sale of 1,150,000 ordinary shares, including the underwriters’ overallotment, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. Management believes the funds generated, along with existing cash, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones. The Company was added to the Russell 2000 Index effective after the U.S. market opened on June 28, 2021.

16

Liquidity

The accompanying condensed consolidated interim financial statements have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of September 30, 2021, the Company had cash and cash equivalents of approximately $27.3 million and total current liabilities of approximately $1.3 million (inclusive of approximately $0.5 million warrant liability settleable on a non-cash basis). For the six months ended September 30, 2021, the Company is reporting a net loss of approximately ($6.1) million and cash used in operating activities of approximately $2.9 million. As of October 31, 2021, we had approximately $26.9 million of cash on hand.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company will use the net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through at least December 2022. Funds may be used to accelerate development activities to advance the Company’s product portfolio, working capital and general corporate purposes.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

Cash Flows Used In Operating Activities

During the six months ended September 30, 2021, the Company used cash of approximately $2.9 million to fund operating activities, compared to $2.6 million used during the six months ended September 30, 2020. Operations in the six months ended September 30, 2021 were funded by existing cash. Operations during the six months ended September 30, 2020 were funded by existing cash plus a portion of the net proceeds from the private placement of approximately $6.7 million, net of offering costs, which closed in June 2020.

The Company does not currently have any contractual commitments to fund further research and development at its subsidiaries.

The Company's continuing operations are dependent upon any one of:

1.    the development and identification of economically recoverable medical solutions;

2.    the ability of the Company to obtain the necessary financing to complete the research; or

3.    future profitable production from or proceeds from the disposition of intellectual property.

The Company's cash at September 30, 2021 of approximately $27.3 million will be sufficient to fund the Company’s current research and development activities, as well as expansion of its operating infrastructure. The Company will need additional funds in the future to fund its operations and development plans, which if not obtained when needed may require the Company to adjust its plans and curtail or delay parts of its overall business plans.

17

Cash Flows Used In Investing Activities

During the six months ended September 30, 2021, the Company did not use any cash for investing activities. During the six months ended September 30, 2020, the Company used cash of $0.9 million to fund investing activities.

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44%.

Cash Flows Provided By Financing Activities

During the six months ended September 30, 2021, the Company generated net cash from financing activities of $27.3 million, compared to $4.7 million during the six months ended September 30, 2020.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

On June 16, 2020, the Company completed a private placement offering of 698,145 restricted ordinary shares at a price of $10 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares for $2,150,000. The Company incurred offering costs of $248,000 in connection with the private placement.

The Company also repaid a $1 million advance from a related party in July 2020.

Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 17, “Commitments and Contingent Liabilities,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2021.

Off-balance Sheet Arrangements

As of September 30, 2021 and 2020, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 18, “Related Party Transactions,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2021.

18

Financial and Derivative Instruments

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of September 30, 2021 and March 31, 2021:

	As of September 30, 2021		As of March 31, 2021
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI
Financial assets
Cash and cash equivalents	$27,261	$–	$2,770	$–
Prepaid expenses and other receivables	$1,384	$–	$2,176	$–
Investments	$–	$9,042	$–	$9,144

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$809	$–	$1,938	$–
Unsecured notes payable	$–	$–	$150	$–
Warrant liability	$–	$535	$–	$1,120

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

19

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on a quoted market price of $34.03 per share as of March 31, 2020 (Level 1). The investment was sold in August 2020.

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Unsecured notes payable: The fair value is estimated using a Black-Scholes model (Level 3).

Warrant Liability: The fair value is estimated using a Black-Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the six months ended September 30, 2021 and the year ended March 31, 2021.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash. Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL, originally payable over the next four years. The installment note was repaid in full in July 2021.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

20

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

New Accounting Standards, Interpretations and Amendments

The Company is also unaware of any applicable but not-yet-adopted standards that are expected to materially affect the financial statements of future periods.

Internal Controls Over Financial Reporting

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

21

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2021. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management identified material weaknesses in the Company's internal controls over financial reporting, and as a result, management concluded that the Company's internal control over financial reporting was not effective as of September 30, 2021.

Management identified the following material weaknesses set forth below in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	The management of the Company lacks the number of skilled persons it requires given the complexity of the reporting requirements it has to make, which more specifically include the staff and expertise (i) to properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) to establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) to apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process research and development assets, share based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including the Company’s annual information in the Annual Report on Form 20-F, is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission at www.edgar.com.

22